UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2006
Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A. de C.V.
(Translation of registrant’s name into English)

Constituyentes 1154, Piso 7 Col. Lomas Altas, México D.F. 11950
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Grupo Radio Centro Announces that a Final Mexican Court Ruling
Has Set Aside the Arbitration Award Issued Against It

          MEXICO CITY, June 16 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A,) (“Grupo Radio Centro” or the “Company”), Mexico’s leading radio broadcasting company, announced today that a Mexican court has set aside and refused to enforce in Mexico the arbitration award issued against Grupo Radio Centro in a proceeding brought before the International Chamber of Commerce (the “ICC”) by Infored, S.A. de C.V. (“Infored”) and Mr. Jose Gutierrez Vivo in 2002.  In March 2004, the ICC arbitration panel rescinded the contract between the parties and awarded Infored and Mr. Gutierrez Vivo collectively U.S.$21.1 million in damages. Today’s ruling by the Mexican court is not subject to further judicial review in Mexico.

          The Company had recorded a provision for the contingent liability related to the arbitration award, which amounted to Ps. 253.6 million as of March 31, 2006.  This provision will be reversed and recorded as an extraordinary income item in June 2006.

          The Company plans to initiate proceedings in the Mexican courts to recover up to U.S.$15 million in amounts that it had prepaid for future services to be provided by Infored and Gutierrez Vivo under the contract between the parties. In addition, the Company plans to continue the two legal proceedings against Mr. Gutierrez Vivo and Ms. Maria Ivonne Gutierrez Vivo that had been suspended pending a final determination on the arbitration award.  The Company and a subsidiary, along with four minority shareholders, brought the suits to seek rescission of a stock purchase agreement relating to two radio stations.  The stock purchase agreement had been entered into in connection with the contract that was the subject of the arbitration proceeding.

          Company Description:

          Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

          Note on Forward-Looking Statements: This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

SOURCE  Grupo Radio Centro, S.A. de C.V.
          -0-                                        06/16/2006
          /CONTACT:  Investors, in Mexico, Pedro Beltran, or Alfredo Azpeitia, aazpeitia@grc.com.mx, both of Grupo Radio Centro, S.A. de C.V., +011-5255-5728-4800, ext. 7018; or in New York, Maria Barona, or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx/
          (RC)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 16, 2006

GRUPO RADIO CENTRO, S.A. DE C.V.

By:	/s/ Pedro Beltrán Nasr

Name:	Pedro Beltrán Nasr
Title:	Chief Financial Officer